Filed Pursuant to Rule 424(b)(2)
Registration No. 333-287868

Pricing Supplement No. 3 dated September 8, 2025

(to Prospectus Supplement dated August 28, 2025

and Prospectus dated August 28, 2025)

WELLS FARGO & COMPANY

Medium-Term Notes, Series Y

Senior Redeemable Fixed-to-Floating Rate Notes

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. The notes are unsecured obligations of Wells Fargo & Company (the “Company”), and all payments on the notes are subject to the credit risk of the Company. If the Company defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Company and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.

Aggregate Principal Amount
Offered:	$1,750,000,000

Trade Date:	September 8, 2025

Original Issue Date:	September 15, 2025 (T+5)

Stated Maturity Date:	September 15, 2036; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest.

Optional Redemption:	At our option, we may redeem the notes (i) in whole, but not in part, on September 15, 2035 (the “First Par Call Date”) or (ii) in whole at any time or in part from time to time, on or after June 15, 2036, in each case at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of such redemption.

At our option, we may also redeem the notes, in whole at any time or in part from time to time, on any day included in the Make-Whole Redemption Period (as defined below), at a redemption price calculated as described under “Description of Debt Securities—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities.”

As used in connection with the notes:

The “Make-Whole Redemption Period” is the period commencing on, and including, September 22, 2026 and ending on, and including, September 14, 2035.

The “Make-Whole Spread” is 0.15%.

Any redemption may be subject to prior regulatory approval and will be effected pursuant to the procedures described under “Description of Debt Securities—Redemption and Repayment—Optional Redemption By Us” and “—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities”, as applicable, in the accompanying prospectus.

Price to Public (Issue Price):	100.00%, plus accrued interest, if any, from September 15, 2025

Agent Discount
(Gross Spread):	0.45%

All-in Price (Net of
Agent Discount):	99.55%, plus accrued interest, if any, from September 15, 2025

Net Proceeds:	$1,742,125,000

Interest Rate:	The notes will bear interest at a fixed rate from September 15, 2025 to, but excluding, September 15, 2035 (the “Fixed Rate Period”) and, if not previously redeemed, at a floating rate from, and including, September 15, 2035 to, but excluding, maturity (the “Floating Rate Period”).

Fixed Rate Terms

Fixed Rate Period:	See “Description of Debt Securities—Interest and Principal Payments” and “—Fixed Rate Debt Securities” in the accompanying prospectus for additional information.

Interest Rate:	4.892%

Interest Payment Dates:	Each March 15 and September 15, commencing March 15, 2026 and ending September 15, 2035

Benchmark:	UST 4.25% due August 15, 2035

Benchmark Yield:	4.042%

Spread to Benchmark:	+85 basis points

Re-Offer Yield:	4.892%

Floating Rate Terms

Floating Rate Period:	See “Description of Debt Securities—Interest and Principal Payments,” “—Floating Rate Debt Securities” and “—Floating Rate

Debt Securities—Base Rates—Compounded SOFR Notes” in the accompanying prospectus for additional information.

Base Rate:	Compounded SOFR

Spread:	+134 basis points

Minimum Interest Rate for
an Interest Period:	0% per annum

Interest Payment Dates:	Each March 15, June 15, September 15 and December 15, commencing December 15, 2035, and at maturity.

Calculation Agent:	The Calculation Agent for the notes has not been appointed, but we will appoint a Calculation Agent prior to the commencement of the Floating Rate Period. An affiliate of ours may be appointed the Calculation Agent. Computershare Trust Company, N.A., as security registrar and paying agent for the notes, shall not be named as “our designee” or as Calculation Agent.

Listing:	None

Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$1,452,500,000

Agents (Joint Lead Managers):	American Veterans Group, PBC Blaylock Van, LLC CastleOak Securities, L.P. Drexel Hamilton, LLC Guzman & Company Roberts & Ryan, Inc.	8,750,000 8,750,000 8,750,000 8,750,000 8,750,000 8,750,000

Agents (Senior Co-Managers):

ABN AMRO Capital Markets (USA) LLC

ANZ Securities, Inc.

BMO Capital Markets Corp.

CaixaBank, S.A.

Capital One Securities, Inc.

CIBC World Markets Corp.

Citizens JMP Securities, LLC

Commonwealth Bank of Australia

Huntington Securities, Inc.

ING Financial Markets LLC

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

NatWest Markets Securities Inc.

Nordea Bank Abp

RBC Capital Markets, LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

8,750,000 8,750,000 8,750,000 8,750,000 8,750,000 8,750,000 8,750,000 8,750,000 8,750,000 8,750,000 8,750,000 8,750,000 8,750,000 8,750,000 8,750,000 8,750,000 8,750,000

	Standard Chartered Bank TD Securities (USA) LLC Bancroft Capital, LLC Great Pacific Securities Mischler Financial Group, Inc. Penserra Securities LLC R. Seelaus & Co., LLC Stern Brothers & Co.	8,750,000 8,750,000 7,875,000 7,875,000 7,875,000 7,875,000 7,875,000 7,875,000

Agents (Co-Managers):	AmeriVet Securities, Inc. CAVU Securities LLC C.L. King & Associates, Inc. Falcon Square Capital LLC Samuel A. Ramirez & Company, Inc. Security Capital Brokerage, Inc.	5,250,000 5,250,000 5,250,000 5,250,000 5,250,000 5,250,000

	Total:	$1,750,000,000

Supplemental Plan of
Distribution:	On September 8, 2025, we agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.55%, plus accrued interest, if any, from September 15, 2025. The purchase price equals the issue price of 100.00% less a discount of 0.45% of the principal amount of the notes.

To the extent any Agent that is not a U.S. registered broker-dealer intends to effect any offers or sales of any notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

United States Federal
Income Tax Considerations:	In the opinion of Faegre Drinker Biddle & Reath LLP, the notes should be considered variable rate debt securities that provide for stated interest at a fixed rate in addition to a qualified floating rate. See “United States Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Debt Securities—Variable Rate Debt Securities” in the accompanying prospectus. Notwithstanding that we expect that the notes will be issued at par, under rules governing notes with a fixed rate in addition to a qualified floating rate, it is possible that the notes could be issued with OID. Whether the notes are issued with OID will be determined at the time of issue. Information regarding the determination of the amount of OID, if any, on the notes may be obtained by submitting a written request to Wells Fargo Bank, National Association, Treasury Funding Desk, N9310-060, 550 South Fourth Street, Minneapolis, MN 55415-1529.

Additional tax considerations are discussed under “United States Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	95000U4B6

Risk Factors

See “Risk Factors” in the accompanying prospectus for risk factors regarding the notes, including, in particular, the risk factors appearing under the heading “Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement.”

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